77D: Policies with respect to security investments
The Trusts January 31, 2006 Prospectus contains a change in the definition of small capitalization companies for the Pitcairn Small Cap Fund. Small capitalization companies were previously defined as companies having market capitalizations between $100 million and $1.5 billion and are now defined as companies having market capitalizations between $100 million and $2 billion.